# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tamboran Resources Corporation (the "Issuer"), CIK 0001997652
CUSIP: 87507T101
Title of class of securities: Common stock, $0.001 par value per share ("common stock")
Address of issuer's principal executive offices: LEVEL 39, SUITE 1, TOWER ONE, 100 BARANGAROO AVENUE, Barangaroo NSW, Australia (C3), 2000
Date of event which requires filing of this statement: 05/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001694028

## Reporting persons
- Liberty Energy Services LLC (f/k/a Liberty Oilfield Services LLC): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,336,127; sole dispositive power 0; shared dispositive power 1,336,127; aggregate amount beneficially owned 1,336,127 (3.8% of the class)
  Comment: In reference to rows 6 and 8 above, Liberty Energy Inc. ("LBRT") is the sole member of Liberty Energy Services LLC ("LES LLC") and therefore may be deemed to share voting and dispositive power over, and indirectly have beneficial ownership of, the common stock directly held by LES LLC. LBRT disclaims beneficial ownership of the common stock held by LES LLC except to the extent of its pecuniary interest therein.
  In reference to row 11 above, this percentage is based on a total of 34,856,412 shares of common stock outstanding as disclosed by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2026.
- Liberty Energy Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,336,127; sole dispositive power 0; shared dispositive power 1,336,127; aggregate amount beneficially owned 1,336,127 (3.8% of the class)
  Comment: In reference to rows 6 and 8 above, LBRT is the sole member of LES LLC and therefore may be deemed to share voting and dispositive power over, and indirectly have beneficial ownership of the common stock directly held by LES LLC. LBRT disclaims beneficial ownership of the common stock held by LES LLC except to the extent of its pecuniary interest therein.
  In reference to row 11 above, this percentage is based on a total of 34,856,412 shares of common stock outstanding as disclosed by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2026.

## Item 1. Issuer
Name of issuer: Tamboran Resources Corporation (the "Issuer")
Address of issuer's principal executive offices: LEVEL 39, SUITE 1, TOWER ONE, 100 BARANGAROO AVENUE, Barangaroo NSW, Australia, 2000

## Item 2. Person Filing
Name of person filing: Liberty Energy Services LLC (f/k/a Liberty Oilfield Services LLC), Liberty Energy Inc.
Address of principal business office or, if none, residence: 950 17th Street, Suite 2400, Denver, Colorado 80202
Citizenship: Liberty Energy Services LLC is a Texas limited liability company, Liberty Energy Inc. is a Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,336,127 shares of common stock.
Percent of class: 3.8% based on a total of 34,856,412 shares of common stock outstanding as disclosed by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,336,127
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,336,127

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Liberty Energy Services LLC (f/k/a Liberty Oilfield Services LLC): /s/ R. Sean Elliott, R. Sean Elliott, Corporate Secretary (08/13/2026)
- Liberty Energy Inc.: /s/ R. Sean Elliott, R. Sean Elliott, Corporate Secretary (08/13/2026)